Hawk Corporation	EXHIBIT 12.1
Computation of ratio of earnings to fixed charges

	Nine Months ended
	September 30,		Year Ended December 31,
(Dollars in thousands)	2004	2003	2003	2002	2001	2000	1999
Pre-tax income (loss) from continuing operations	$7,480	$3,733	$406	$136	$(3,154)	$11,454	$10,719

Fixed Charges:
Interest expense	7,107	7,170	9,571	9,686	9,469	9,016	9,409
Amortization of deferred financing costs	581	914	1,181	680	612	612	612
Interest relating to rental expense	245	247	325	310	376	431	283

Total fixed charges	7,932	8,330	11,077	10,676	10,457	10,059	10,304

Earnings available for fixed charges	$15,412	$12,063	$11,483	$10,812	$7,303	$21,513	$21,023

Ratio of earnings to fixed charges	1.9x	1.4x	1.0x	1.0x	—	2.1x	2.0x

The additional earnings required to cover fixed charges would have been $3,154 for the year ended December 31, 2001.